
AON®


AAON®



Highly relevant advancements. Patented innovations. Meaningful manufacturing efficiencies. Anticipation of market needs. At AAON, staying ahead means raising the standard – including our own.



WHAT'S INSIDE:

FINANCIAL HIGHLIGHTS

	2003	2002	2001	2000	1999
Income Data ($000)					
Net Sales	**148,845**	155,075	157,252	154,982	131,947
Gross Profit	**36,249**	37,882	38,853	34,749	30,718
Operating Income	**21,340**	22,811	22,842	20,827	15,977
Interest Expense	**21**	95	892	904	574
Interest Income	**346**	214	-	-	-
Depreciation	**5,435**	4,915	4,380	3,465	3,063
Pre-Tax Income	**21,853**	23,110	22,486	20,359	15,641
Net Income	**14,227**	14,611	14,156	12,794	9,697
Earnings Per Share (Basic) (1)	**1.12**	1.11	1.09	0.97	0.69
(Diluted) (1)	**1.07**	1.06	1.04	0.92	0.67
Balance Sheet ($000)					
Working Capital	**35,369**	21,149	19,888	15,456	19,231
Current Assets	**64,635**	46,482	42,273	47,358	36,477
Net Fixed Assets	**37,450**	35,231	34,022	29,460	22,179
Accumulated Depreciation	**31,285**	27,114	22,273	19,063	15,650
Cash & Cash Investments	**16,186**	15,071	1,123	17	25
Total Assets	**102,085**	91,713	76,295	76,818	58,656
Current Liabilities (2)	**29,266**	25,333	22,385	31,902	17,246
Long-Term Debt (2)	**-**	-	985	5,853	6,630
Stockholders' Equity	**67,428**	62,310	50,041	37,012	33,618
Stockholders' Equity per Diluted Share (3)	**5.09**	4.53	3.67	2.66	2.31
Funds Flow Data ($000)					
Operations	**16,469**	21,931	23,879	14,040	11,953
Investments	**(7,626)**	(16,118)	(8,817)	(10,733)	(6,649)
Financing	**(7,728)**	(1,865)	(13,956)	(3,315)	(5,304)
Cash and Cash Equivalents	**1,115**	3,948	1,106	(8)	-
Ratio Analysis					
Return on Average Equity	**21.9%**	26.0%	32.5%	36.2%	33.4%
Return on Average Assets	**14.7%**	17.4%	18.5%	18.9%	17.8%
Pre-Tax Income on Sales	**14.7%**	14.9%	14.3%	13.1%	11.9%
Net Income on Sales	**9.6%**	9.4%	9.0%	8.3%	7.4%
Total Liabilities to Equity	**0.5**	0.5	0.5	1.1	0.7
Quick Ratio (4)	**1.3**	1.5	1.1	0.9	1.2
Current Ratio (2)	**2.2**	1.8	1.9	1.5	2.1

(1) = Reflects 3-for-2 stock splits in September 2001 and June 2002.

(2) = Reflects reclassification of revolving loan from long-term debt to current liabilities for the years 2000, 2001 and 2002.

(3) = Actual dollars and diluted number of shares for all years reflect both 3-for-2 stock splits.

(4) = Cash, cash investments + receivables / current liabilities

BACKLOG

As of the end of December ($ Millions)



03
3
02
30.8
01
35.3

EARNINGS PER SHARE*

Diluted



03
$1.07
02
$1.06
01
$1.04

STOCK PRICE*

As of the end of December



03
$19.41
02
$18.43
01
$16.31

* Reflects 3-for-2 stock splits, September 2001 and June 2002.

ABOUT AAON, INC.

AAON, Inc., engineers, manufactures and markets commercial air conditioning products including heating, ventilating, heat recovery and heat transfer coils. The company's product offering includes:

- single unit systems containing heating, cooling and heat recovery components in a self-contained cabinet
- chillers and condensing units consisting of heat exchangers, fans and compressors
- air handling units consisting of coils, blowers and filters
- coils consisting of a sheet metal casing with tubes and fins

AAON sells to a wide range of applications through sales representatives, as well as to many national accounts, such as Wal-Mart stores, Dillard's and Wendy's. Approximately 60% of the company's sales come from new construction; the remaining from renovations and replacements. AAON has about a 13% share of the commercial rooftop market and a % share of the coil market.

Headquartered in Tulsa, Oklahoma, AAON was founded in 1988. The company's subsidiary, AAON Coil Products, Inc., is located in Longview, Texas and manufactures coils, air handlers and condensing units.

PRODUCTS





RM
Packaged Rooftop Units & Air Handlers

RN
Packaged Rooftop Units & Air Handlers

RL
Packaged Rooftop Conditioners & Air Handlers





H2
Horizontal Indoor Air Handlers

V2
Vertical Indoor Air Handlers

CA
Condensing Units





CL
Condensing Units

Celebrity™
Horizontal or Vertical Indoor Air Handlers

LL
Chillers





HA
Horizontal Discharge Cooling Units

Coils
Booster coils, Hot Water, Chilled Water & DX Coils

Rooftop Air Handlers



NEW
UNFURLED.

Dear Shareholder,

Despite an improving economic environment aided by low interest rates, minimal inflationary growth and a number of fiscal incentives implemented to stimulate business growth, commercial and industrial construction continued to perform lethargically throughout the year. This resulted in the third consecutive year of declines in the markets we serve. While the atmosphere surrounding AAON's segment of the HVAC industry impacted our sales and earnings, the Company's market share continued to increase.

For the year ended December 31, 2003, net sales declined 4.0% to $148.8 million from $155.1 million, while net income dipped 2.7% to $14.2 million from $14.6 million. Fully diluted earnings per share in 2003, benefiting from reduced shares outstanding, rose slightly to $1.07 from $1.06 a year earlier.

In my shareholders' letter to you last year, I discussed our decision to continue to pursue growth through ongoing innovation of our existing product

August
AAON, an Oklahoma corporation, was founded.

Spring
AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

December
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coils Plus.

January
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

September
Completed expansion of Tulsa facility to 332,000 square feet.

1 9 8 7 | 1 9 8 8 | 1 9 8 9 | 1 9 9 0 | 1 9 9 1 | 1 9 9 2 | 1 9 9 3 | 1 9 9 4 | 1 9 9 5 | 1 9 9

September
Purchase of John Zink Air Conditioning Division.

Summer
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc."), a Nevada corporation.

December
Listed on NASDAQ Small Cap - Symbol "AAON."

Spring
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

September
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

November
Listed on the NASDAQ National Market System.

March
Purchase of property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas
Issued a 10% stock dividend.

BY MARCHING FORWARD.

lines and the introduction of new products. The past two years were devoted to the research, development and engineering phases of our current product line, 90% of which has been redesigned. During that period, we spent approximately $15.5 million on new equipment, research, development and R&D engineering. We completed 2003 confident that our goals to develop the most innovative, highest quality, best value line of products have been achieved and anticipate that the actions taken since 2001 will provide AAON with improved growth and profitability in the future.

We concluded the past year with the knowledge that our current production capacity was not sufficient to meet the anticipated demand for our new products over the next few years. We estimate spending approximately $10 to $12 million on capital requirements this year. This is the largest annual expenditure in this category in the Company's history. We have already broken ground on a new sheet metal facility (approximately 106,000 square feet) which will be added to our existing Tulsa facility, giving us a corporate total of 1,148,000 square feet. Furthermore, later this year, we anticipate delivery of additional sheet metal fabricating machinery which will result in increased manufacturing capability, and we are planning to enlarge the coil manufacturing capacity at our Longview, Texas plant.



Small advancements. Big effects. The patented AAON "dimple" enhances the heat transfer to the air stream.
U.S. Patent Number 5,839, 505
Issued 11/24/98

RAISING STANDARD


AAON

On Innovation.



This unique Blower Fan Assembly that provides easier removal for servicing is one of AAON's many patented improvements that make service technicians recommend AAON by name.

U.S. Patent Number 5,738,167
Issued 4/14/98

October
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

April
AAON received U.S. patent for Blower Housing assembly.

Spring
Completed Tulsa, Oklahoma, and Longview, Texas, plant additions yielding a total exceeding 1 million square feet.

Fall
Industry introduction of the modular air handler and chiller products.

June
3-for-2 stock split.



97 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003

December

November 1998
AAON yearly shipments exceed $100 million. Received U.S. patent for Dimpled Heat Exchanger Tube.

Fall
Expanded rooftop product line to 230 tons. Introduced evaporative condensing energy savings feature. 3-for-2 stock split.

July
AAON added of the Russell 2000 Index.

October
AAON listed in FORBES Magazine's "Hot Shots 200 Up & Comers"

Higher Standards. Our research, development and engineering personnel were given a mandate to raise the standards of our product line. What has evolved over the past two years are products that are manufactured to operate with the environmentally safe refrigerant, R410A, that are more energy efficient and that require less maintenance over the life of the product. We are now able to deliver the most technologically advanced products throughout the HVAC industry.

Some of our significant product innovations over the past few years include:

- We will be the first manufacturer to have all of its commercial air conditioning units provide R410A (a "green" refrigerant) years in advance of the required date to replace Refrigerant 22 (R22). R22 is a chlorine-containing product referred to as HCFC. In recognition of the issue of global warming and its effects upon the environment, the Montreal Protocol on ozone depletion has mandated the use of environmentally safe refrigerants. This calls for two actions: 1) the phase-out of all HCFC production by the year 2020, and 2) the termination of all equipment manufacture using R22 by the year 2010.

One of the characteristics of R410A is that it operates at 60% to 70% higher pressure than R22. Over the past two years, we have reengineered, redesigned and installed new tooling to build coils which can accommodate the increased pressure of R410A. The entire process was achieved at a cost of $4 million.

RAISING THE STANDARD ON COMPLIANCE.

AAON is the first manufacturer of commercial air conditioning equipment to make newer, environmentally-friendly R-410A refrigerant available on all products – years in advance of the required 2010 deadline to replace all Refrigerant 22.

ENVIRONMENTALLY FRIENDLY REFRIGERANT AAON 410A


AAON



RAISING THE STANDARD ON SERVICEABILITY. Leading the way in new standards of easy maintenance, all AAON products have hinged access doors to all areas that regularly require maintenance. Features like these save time for operating personnel and money for the building owner.

Our complete line of products: RL units – 35 to 230 tons, RN units – 26 to 70 tons, RM units – 2 to 30 tons, LL chillers – 35 to 365 tons and CB condensing units – 2 to 5 tons for commercial and residential use, have been totally redesigned to incorporate our R410A capabilities.

- The Company's digital precise air control assembly, D-PAC (patent pending), will control the temperature and humidity in all types of loads with any outdoor temperature using a minimum of energy consumption. This product, which provides an efficient method of controlling humidity, addresses the increasingly severe problem of mold development. This control option is available on our air- handling equipment for all unitary systems.

- It is costly to repair coils that leak and to replace the refrigerant that is lost. Recognizing this problem, the Company has purchased two systems which use helium technology to test for leaks. This testing method is a considerable improvement over previous methods and AAON customers should benefit from our ability to deliver a more efficient product.

- Insulation is a critical factor in the energy efficiency of a rooftop system. Traditionally, fiberglass insulation within metal panels was used to contain the conditioned air in the cabinet. A more efficient insulating material, foam, sprayed between two sheets of steel, results in a lighter, more energy saving product since panel walls with foam insulation are stronger and have less than half of the heat loss compared to fiberglass filled panels. We are in the process of incorporating this production method across our entire product line.

- We have taken significant steps to substantially reduce the cost and time of maintenance while improving the energy efficiency and reducing the noise level of our equipment. One example is our new direct drive blower fan assembly that eliminates air moving components, and increasing reliability.

2003 Financial Performance. Our successful long-term efforts to diversify our customer mix have enabled our sales performance to withstand the continuing weakness in both new office and manufacturing plant construction which declined on an industry-wide basis 11% and 17%, respectively in 2003. The retailing sector witnessed a moderate decline in business as buying attitudes shifted within the industry. The educational, health care and other markets were again outstanding performers. The net result for AAON was a 4.0% decline in sales to $148.8 million in 2003 from $155.1 million for the year ended December 31, 2002. Gross profit margins



Only AAON offers factory installed pumping packages for its water chiller products. This eliminates jobsite construction costs and the need for a mechanical room – providing the building owner with more rentable space.

were flat at 24.4% of sales or $36.2 million in 2003, compared to $37.9 million in 2002. SG&A expenses as a percentage of sales gained slightly to 10.0% or $14.9 million versus 9.7% or $15.1 million and reflected somewhat higher administrative and advertising costs. Operating income declined 6.5% to $21.3 million or 14.3% of sales from $22.8 million or 14.7% of sales in 2002. Net income, benefiting from a lower effective tax rate (34.9% versus 36.8%), declined 2.6% to $14.2 million or $1.07 per share from $14.6 million or $1.06 per share. Earnings per share calculations are based upon 13.3 million fully diluted shares outstanding in 2003 and 13.7 million in 2002.

Strong Financial Condition. Our balance sheet continues to reflect our efforts to improve and strengthen our financial position. At December 31, 2003, total current assets were $64.6 million, with a current ratio of 2.2:1. We had no long-term debt while our cash equivalents (including certificates of deposit) reached $16.2 million. This highly liquid position was accomplished despite capital expenditures of $7.7 million and the continuation of our stock repurchase program initiated in October 2002. During 2003 the Company purchased 597,000 shares at a cost of $9.9 million. Since inception of the current program, which contemplates the purchase of 1.3 million shares or approximately 10% of the shares outstanding, AAON has spent $13.9 million and purchased 812,964 shares. Total shareholders' equity improved to $67.4 million or $5.09 per share at December 31, 2003. This represents an increase of 8.2% from $62.3 million or $4.53 per share a year earlier. In 2002 our return on average shareholders' equity was 26.0% and for 2003 the ROE stood at 21.9%.

Sales Representative Performance. Our sales representative network with 101 offices in all 50 states continued to perform with record results. Despite a lackluster operating atmosphere, our manufacturers' representatives achieved a sales gain of 8.0% to $111.3 million or 74.8% of total sales for the year ended December 31, 2003. In 2002, representative sales were 66.5% of total sales or $103.1 million.

While our sales and earnings performance for the past three years has been uninspiring, we take some comfort from the fact that we continued to gain market share during this period. Although the near-term outlook for our industry remains clouded, we are beginning to see an impressive building of pent-up demand for our products. Our December 31, 2003 backlog climbed to a record $38 million and our manufacturers' representative network has recently witnessed a sizable increase in the number of requests for project bids.

Over the next two to five years, we believe we can achieve and maintain an annual revenue growth rate of at least 15%. Our redesigned product line should outpace the projected industry growth rate of 5% to 6%, while we expect impressive, incremental growth from the introduction of our new products. The manufacturers' representative network is expected to provide a major stimulus to our future sales growth. We expect over the next two years, that their contribution may well exceed 80% of AAON's total sales.



RAISING STANDARD
AAON
On Product Development.
The patent-pending D-PAC (Digital Precise Air Control) controls temperature and humidity under all indoor loads, regardless of outdoor temperature. A patent-pending control system coordinates the operation of a digital compressor, hot gas reheat, and a return-air bypass damper assembly to minimize energy consumption throughout the process.
2 U.S. Patents pending

RAISING STANDARD


AAON

On Performance.



AAON's patented Air Conditioner With Heat Wheel dramatically lowers the cost of heating or cooling ventilation air into the building.

U.S. Patent Number 5,826, 641
Issued 10/27/98

Employees. The redesign of our product line and the introduction of many new technologically advanced products could not have been achieved without our highly motivated and skilled workforce. It is mandatory for all new line workers to attend our formal training program which was initiated three years ago. In addition, our core employees also attend courses for the maintenance and review of their skills. Our investment in training has paid off handsomely as we continue to witness significant improvement in our employee retention and productivity rates. We regularly review and improve our compensation and benefits structure. For the past ten years we have provided matching and discretionary contributions to our employees' 401(k) accounts. As a result of these contributions, our employee retirement accounts aggregate to be one of our largest shareholders. In order to reduce investment risk, we do not allow our employees to invest any of their contributions in AAON stock. In addition to the Company's 401(k) contributions, AAON pays a quarterly cash bonus amounting to 10% of pre-tax profits which is distributed equally to all employees. The short-term nature of our "Profit Sharing" payments combined with the long-term stock ownership incentive, align the interests of our employees with those of our shareholders. This factor, combined with a competitive wage and benefits package, enable the Company to recruit and retain an excellent workforce.

Outlook. The demands upon our industry to manufacture equipment that is environmentally safe and more energy and maintenance efficient are becoming increasingly complex and immediate. We continue to commit a sizable amount of capital and time to increase our research, development and engineering efforts as well as our productive capacity to meet these future demands. We are now poised to deliver to our customers a product line that is the most technologically advanced in the industry.

As always, we could not have attained our present leading industry position without the total support and cooperation of our loyal customers, sales representatives and shareholders, as well as the dedication of our outstanding employees, all of whose names appear at the end of this report. I want to thank all of you for your past support. Fortified with your continuing confidence and commitment, AAON will meet the challenges before it and attain its future goals.

Sincerely,

Norman H. Asbjornson
President / CEO
April 15, 2004



AAON's Desuperheater for Evaporative Air Conditioning is part of the evaporative cooling feature that can reduce energy cost up to 40% over normal air cooled products. U.S. Patent pending

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 0-18953

AAON, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0448736 (IRS Employer Identification No.)
2425 South Yukon, Tulsa, Oklahoma (Address of principal executive offices)	74107 (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.004
(Title of Class)
Rights to Purchase Series A Preferred Stock
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✔ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✔ No ___

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of Registrant's common stock on the last business day of Registrant's most recently completed second quarter (June 30, 2003) was $171,059,000.

As of February 27, 2004, Registrant had outstanding a total of 12,566,533 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 25, 2004, are incorporated into Part III.

Table of Contents

Part I

Item 1. Business.

General Development of Business
AAON, Inc., a Nevada corporation ("AAON-Nevada" or, including its subsidiaries, the "Company" or "AAON"), was incorporated on August 18, 1987.

AAON, Inc., an Oklahoma corporation ("AAON-Oklahoma"), was incorporated on August 15, 1988, for the purpose of acquiring the assets, subject to certain liabilities, of the Heating, Ventilation and Air-Conditioning ("HVAC") Division of John Zink Company in Tulsa, Oklahoma. In 1989, pursuant to a Conversion/Exchange Agreement, AAON-Oklahoma became a wholly-owned subsidiary of AAON-Nevada.

AAON-Oklahoma is engaged in the manufacture and sale of air-conditioning and heating equipment consisting of rooftop units, chillers, air-handling units, condensing units and coils.

In 1991, AAON Coil Products, Inc. ("ACP", formerly CP/AAON, Inc.), a Texas corporation, was organized as a wholly-owned subsidiary of AAON-Nevada to purchase most of the assets of a company in Longview, Texas. ACP manufactures coils used in the Company's products.

Products and Markets
The Company's products (identified above) serve the commercial and industrial new construction and replacement markets. To date virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for only 2% of its sales in 2003.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air-handling units, chillers and coils are applicable to all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components which are worn or damaged. Historically, approximately half of the industry's market has consisted of replacement units.

The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

Based on its 2003 level of sales, approximately $149 million, the Company has a 13% share of the rooftop market and a 1% share of the coil market. Approximately 57% of the Company's sales now come from new construction and 43% from renovation/replacements. The percentage of sales for new construction vs. replacement to particular customers is related to their stage of development. In the case of Wal-Mart, due to its growth posture, the Company's sales to this major customer were approximately 75% for new construction and 25% replacement.

The Company purchases certain components, fabricates sheet metal and tubing and then assembles and tests its finished products. The Company's primary finished products consist of a single unit system containing heating, cooling and/or heat recovery components in a self-contained cabinet, referred to in the industry as "unitary" products. The Company's other finished products are coils consisting of a sheet metal casing with tubing and fins contained therein, air-handling units consisting of coils, blowers and filters, and condensing units consisting of coils, fans and compressors, which, with the addition of a refrigerant-to-water heat exchanger, become chillers.

The Company currently has five groups of rooftop products: its RM and RN Series offered in 21 cooling sizes ranging from two to 70 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from four to 50 tons; and its HA/HB Series, which is offered in 11 sizes ranging from two to 50 tons. The Company's air-handling units consist of the H/V Series and the Celebrity Series. The Company's condensing units consist of the CA and CB Series. The Company's heat recovery option applicable to its RM, RN and RL units, as well as its Celebrity air handlers, respond to the U.S. Clean Air Act mandate to increase fresh air in commercial structures.

The Company's products are designed to compete on the higher quality end of standardized products. Performance characteristics of its products range in cooling capacity from 28,000-4,320,000 BTU's and in heating capacity from 69,000-3,990,000 BTU's. All of the Company's products meet the Department of Energy's efficiency standards, which are published to define the maximum amount of energy to be used in producing a given amount of cooling.

A typical commercial building installation requires a ton of air-conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air-conditioning, which can involve multiple units.

The Company has developed a prototype wall-hung heating and air-conditioning unit which it has begun to market for commercial buildings requiring a product designed for small space(s). Pilot production and testing of this product began in 2001. Since marketing activities have just recently commenced, sales to date have not been significant. The Company also has developed and is beginning to market a residential condensing unit (CB Series).

Major Customers
The Company's largest customer last year was Wal-Mart Stores, Inc. Sales to Wal-Mart were 18% and 14% of total sales, respectively, in 2003 and 2002. The Company has no written contract with this customer.

The loss of Wal-Mart would have a material adverse affect on the Company. However, with the continuing expansion of the Company's customer base, management believes that the extent of its dependence on sales to this customer will diminish over a period of time.

In order to diversify its customer base, the Company has added to and/or upgraded its sales representation in various markets.

Sources and Availability of Raw Materials
The most important materials purchased by the Company are steel, copper and aluminum, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The Company endeavors to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. The Company is not dependent upon any one source for its raw materials or the major components of its manufactured products. By having multiple suppliers, the Company believes that it will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

Further, the Company attempts to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to one year.

Distribution

The Company employs a sales staff of nine individuals and utilizes approximately 84 independent manufacturer representatives' organizations having 101 offices to market its products in the United States. The Company also has one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from the Company's Tulsa and Longview plants to the job site. Billings are to the contractor or end user, with a commission paid directly to the manufacturer representative.

The Company's products and sales strategy focus on "niche" markets. The targeted markets for its equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers.

To support and service its customers and the ultimate consumer, the Company provides parts availability through two independent parts distributors and has a factory service organization at its Tulsa plant. Also, a number of the manufacturer representatives utilized by the Company have their own service organizations, which, together with the Company, provide the necessary warranty work and/or normal service to customers.

The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years.

Research and Development

All R&D activities of the Company are company-sponsored, rather than customer-sponsored. R&D has involved the HB, RM, RN and RL (rooftop units), LL (chillers), CB (condensing units) and WA (wall-hung units), as well as component evaluation and refinement, development of control systems and new product development. In the last three years, the Company has incurred an average of $796,000 per year in research and development expense.

Backlog

The Company had a current backlog as of March 1, 2004, of $37,384,000, compared to $24,972,000 at March 1, 2003. The current backlog consists of orders considered by management to be firm and substantially all of which will be filled by August 1, 2004; however, the orders are subject to cancellation by the customers.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. The Company regularly reviews its working capital components with a view to maintaining the lowest level consistent with requirements of anticipated levels of operation. Its greatest needs arise during the months of July-November, the peak season for inventory (primarily purchased material) and accounts receivable. The Company's working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $15,150,000. The Company believes that it will have sufficient funds available to meet its working capital needs for the foreseeable future.

Seasonality

Sales of the Company's products are moderately seasonal with the peak period being July-November of each year.

Competition

In the domestic market, the Company competes primarily with Trane Company, a division of American Standard, Inc., Carrier Corporation, a subsidiary of United Technologies Corporation, Lennox International, Inc., and York International Corporation. All of these competitors are substantially larger and have greater resources than the Company. The Company competes primarily on the basis of total value, quality, function, serviceability, efficiency, availability of product,s product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, the Company often is at a competitive disadvantage on sales of its products because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases, the Company has a better chance of getting the business since quality and long-term cost are generally taken into account.

Employees

As of March 1, 2004, the Company had 989 employees and 262 temporaries, none of whom are represented by unions. Management considers its relations with its employees to be satisfactory.

Patents, Trademarks, Licenses and Concessions

The Company does not consider any patents, trademarks, licenses or concessions held by it to be material to its business operations, other than patents issued regarding its heat recovery wheel option, blower, gas-fired heat exchanger, wall-hung curb and evaporative condenser desuperheater.

Environmental Matters
Laws concerning the environment that affect or could affect the Company's domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. The Company believes that it presently complies with these laws and that future compliance will not materially adversely affect the Company's earnings or competitive position.

Available Information
The Company's Internet website address is http://www.aaon.com. Its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 will be available through the Company's Internet website as soon as reasonably practical after the Company electronically files such material with, or furnishes it to, the SEC.

Item 2. Properties.

The plant and office facilities of AAON-Oklahoma consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon, Tulsa, Oklahoma (the "original facility"), and a 457,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located on a 40-acre tract of land across the street from the original facility. Both plants are of sheet metal construction.

The original facility's manufacturing area is in a heavy industrial type building, with total coverage by bridge cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the original facility consists primarily of automated sheet metal fabrication equipment, supplemented by presses, press breaks and NC punching equipment. Assembly lines consist of four cart-type conveyor lines with variable line speed adjustment, three of which are motor driven. Subassembly areas and production line manning are based upon line speed. The manufacturing facility is 1,140 feet in length and varies in width from 390 feet to 220 feet. Production at this facility averaged approximately $12.1 million per month in 2003, which is 60% of the estimated capacity of the plant. Management deems this plant to be nearly ideal for the type of rooftop products being manufactured by the Company.

The expansion facility, which was purchased in 1997, is 25% (122,000 sq. ft.) utilized by the Company and 75% leased to a third party. The Company uses 22,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 80,000 sq. ft. for manufacturing. The remaining 357,000 sq. ft. will afford the Company additional plant space for long-term growth.

The operations of ACP are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 226,000 sq. ft. on 14 acres. The manufacturing area (approximately 219,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The facility is built for light industrial manufacturing.

Item 3. Legal Proceedings.

The Company is not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action is contemplated by or, to the best of its knowledge, has been threatened against the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through solicitation of proxies or otherwise, during the period from October 1, 2003, through December 31, 2003.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Purchases of Equity Securities.

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "AAON". The range of closing prices for the Company's Common Stock during the last two years, as reported by National Association of Securities Dealers, Inc. (adjusted for a 3-for-2 stock split on June 4, 2002), was as follows:

Quarter Ended	High	Low
March 31, 2002	$ 18.08	$ 12.97
June 30, 2002	$ 21.54	$ 16.94
September 30, 2002	$ 18.69	$ 15.55
December 31, 2002	$ 21.00	$ 16.00
March 31, 2003	$ 19.36	$ 12.70
June 30, 2003	$ 19.64	$ 12.48
September 30, 2003	$ 19.84	$ 16.39
December 31, 2003	$ 20.49	$ 17.13

On February 27, 2004, there were 1,040 holders of record, and 3,575 beneficial owners, of the Company's Common Stock.

Since its inception, no cash dividends have been paid on the Company's Common Stock and the Company does not anticipate paying cash dividends in the foreseeable future. There is a negative covenant under the Company's Revolving Credit and Term Loan Agreement which prohibits the declaration or payment of such dividends.

Following repurchases of approximately 12% of its outstanding Common Stock between September 1999 and September 2001, the Company announced and began its current stock repurchase program on October 17, 2002, targeting repurchases of up to an additional 10% (1,325,000 shares) of its outstanding stock. Through December 31, 2003, the Company had repurchased a total of 812,964 shares under the current program for an aggregate price of $13,911,018, or an average of $17.11 per share.

Repurchases during the fourth quarter of 2003 were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number or Approximate Dollar Value of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 October 1-31, 2003	17,600	$18.02	17,600	537,736
Month #2 November 1-30, 2003	5,100	$19.05	5,100	532,636
Month #3 December 1-31, 2003	20,600	$18.52	20,600	512,036
TOTAL	43,300	$18.38	43,300	

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the financial statements and related notes thereto for the periods indicated, which are included elsewhere in this report.

	Years Ended December 31,				
Results of Operations:	**2003**	**2002**	**2001**	**2000**	**1999**
	(in thousands, except per share data)				
Net sales	**$ 148,845**	$ 155,075	$ 157,252	$ 154,982	$ 131,947
Net income	**$ 14,227**	$ 14,611	$ 14,156	$ 12,794	$ 9,697
Basic earnings per share	**$ 1.12**	$ 1.11	$ 1.09	$ .97	$ .69
Diluted earnings per share	**$ 1.07**	$ 1.06	$ 1.04	$ .92	$ .67
Weighted average shares outstanding					
Basic	**12,685**	13,158	12,992	13,190	14,043
Diluted	**13,251**	13,740	13,641	13,896	14,535

	December 31,				
Balance Sheet Data:	**2003**	**2002**	**2001**	**2000**	**1999**
	(in thousands)				
Total assets	**$ 102,085**	$ 91,713	$ 76,295	$ 76,818	$ 58,656
Long-term debt	**-**	$ -	$ 985	$ 5,853	$ 6,630
Stockholders' equity	**$ 67,428**	$ 62,310	$ 50,041	$ 37,012	$ 33,618

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined on the assumed exercise of dilutive options, as determined by applying the treasury stock method. Effective September 28, 2001 and June 4, 2002, the Company completed three-for-two stock splits. The shares outstanding and earnings per share disclosures have been restated to reflect the stock splits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

AAON engineers, manufactures and markets air-conditioning and heating equipment consisting of rooftop units, chillers, air-handling units, condensing units and coils.

The Company currently has five groups of rooftop products: its RM and RN series offered in 21 cooling sizes ranging from two to 70 tons (the RM and RN units replaced the RK Series in 2003); its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from four to 50 tons; and its HA/HB Series, which is offered in 11 sizes ranging from two to 50 tons. The Company manufactures a Model LL chiller, which is available in both air-cooled condensing and evaporative cooled configurations. The Company's air-handling units consist of the H/V Series and the Celebrity Series. The Company's condensing units consist of the CA and CB Series.

AAON sells its products to property owners and contractors through a network of manufacturers' representatives and its internal sales force. Demand for the Company's products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal raw materials used in AAON's manufacturing processes are steel, copper and aluminum. The major component costs include compressors, electric motors and electronic controls.

Selling, general, and administrative ("SG&A") costs include the Company's internal sales force, warranty costs, profit sharing and administrative expense. Warranty expense is estimated based on historical trends and other factors. The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four-years, on gas-fired heat exchangers (if applicable), 15 years, and on stainless steel heat exchangers (if applicable), 25 years.

The office facilities of AAON, Inc. consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located at 2425 S. Yukon Avenue, Tulsa, Oklahoma (the "original facility"), and a 457,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") that is located across the street from the original facility. The Company utilizes 25% of the expansion facility and the remaining 75% is leased to a third party. The operations of AAON Coil Products are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 226,000 square feet (219,000 sq. ft. of manufacturing/warehouse and 7,000 sq. ft. of office space).

Set forth below is income statement information with respect to the Company for years 2003, 2002 and 2001:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Net sales	$ 148,845	$ 155,075	$ 157,252
Cost of sales	112,596	117,193	118,399
Gross profit	36,249	37,882	38,853
Selling, general and administrative expenses	14,909	15,071	16,011
Income from operations	21,340	22,811	22,842
Interest expense	21	95	892
Interest income	(346)	(214)	-
Other income	(188)	(180)	(536)
Income before income taxes	21,853	23,110	22,486
Income tax provision	7,626	8,499	8,330
Net income	$ 14,227	$ 14,611	$ 14,156

Results of Operations

Net sales decreased $6.2 million in 2003 compared to 2002, and decreased $2.2 million in 2002 compared to 2001. The decrease in sales in 2003 was primarily due to economic conditions in the United States, production issues with the manufacturing of new products and shipment delays by the Company's customers in the fourth quarter. The decrease in sales for 2002 was caused by a slowdown in production due to the heavy volume of new products produced and from a slowdown in the construction market caused by a downturn in the economy and uncertainty about future economic conditions.

Gross margins in 2003 and 2002 were 24.4%, compared to 24.7% in 2001. Gross profit decreased $1.6 million (4.3%) to $36.2 million in 2003 from $37.9 million in 2002 and decreased $1.0 million (2.5%) to $37.9 million from $38.9 million in 2002 compared to 2001. While gross profit decreased as a result of lower sales, the margins in 2003 remained consistent with those of previous years. While the Company faces risks associated with rising commodity prices, the Company did not experience significant fluctuations in raw material costs during the three years ended 2003. The decrease in margins for 2002 compared to 2001 was primarily attributable to start-up costs related to the production of new products and lower plant utilization due to the decrease in sales.

Selling, general and administrative expenses decreased $.2 million (1.1%) in 2003 compared to 2002 due to a decrease in warranty expenses primarily attributable to improved product quality, while advertising, state taxes and employee compensation costs increased. The SG&A decrease of $.9 million (5.9%) in 2002 compared to 2001 was primarily a result of a reduction in bad debt and warranty expense.

Interest expense was $21,000, $.1 million and $.9 million in 2003, 2002 and 2001, respectively. The reduction in interest expense was due to the retirement of all long-term debt in 2002, lower average borrowings under the revolving credit facility in 2003 and 2002 compared to 2001, and lower average interest rates.

Interest income was $.3 million and $.2 million in 2003 and 2002, respectively, due to investments in short-term money markets and certificates of deposit.

Other income was $.2 million in 2003 and 2002, and $.5 million in 2001. Other income is primarily attributable to rental income from the Company's "expansion facility". The decrease of $.3 million in 2002 was due to the expanded company use of its facilities.

Financial Condition and Liquidity

Net accounts receivable increased $.2 million at December 31, 2003, compared to December 31, 2002, due to a $.5 million increase in trade receivable caused by timing of receipts, offset by an increase of $.3 million in the allowance for doubtful accounts.

Inventories increased $5.4 million at December 31, 2003, compared to December 31, 2002, due to production issues with the manufacturing of new products, shipment delays by the Company's customers in the fourth quarter caused by adverse weather conditions in various parts of the country and the procurement of additional raw material and purchased parts required to manufacture units that had extended ship dates. With the backlog at $37,384,000, the bulk of the increase in inventories is committed for future manufacturing. Additionally, the rescheduling of some ship dates of equipment by customers increased finished goods.

Prepaid expenses increased by $2.1 million at December 31, 2003, compared to December 31, 2002, due to deposits made on equipment acquisitions.

Accounts payable and accrued liabilities increased $2.1 million at December 31, 2003, compared to December 31, 2002, due to timing of payments to vendors.

The Company generated $16.5 million, $21.9 million and $23.9 million cash from operating activities in 2003, 2002 and 2001, respectively. Operating cash flows in 2003 consisted of $14.2 million of net income, $5.4 million of depreciation and $3.2 million of working capital and other changes. The decrease in cash provided from operating activities in 2003 is primarily due to an increase in inventories. Operating cash flows in 2002 consisted of $14.6 million of net income, $4.9 million of depreciation and $2.4 million in working capital and other changes. The decrease in 2002 is primarily due to an increase in inventories. Operating cash flows in 2001 consisted of $14.2 million of net income, $4.4 million of depreciation and $5.3 million in working capital and other changes.

Cash flows used in investing activities were $7.6 million, $16.1 million and $8.8 million in 2003, 2002 and 2001, respectively. Cash flows used in investing activities in 2003 related to capital expenditure additions totaling $7.7 million, reflecting primarily additions to machinery and equipment and renovations made to the Company's manufacturing and office facilities. In 2002 and 2001 cash used in investing activities was comprised primarily of capital expenditures totaling $6.1 million and $9.0 million, respectively. All capital expenditures and building renovations were financed out of cash generated from operations. Additionally in 2002, the Company invested $10 million in a certificate of deposit which matures in 2004. Due to anticipated production demands, the Company expects to expend approximately $10 million in 2004 for plant expansion and equipment requirements. The Company expects the cash requirements to be provided from cash flow from operations.

Cash flows used in financing activities were $7.7 million, $1.9 million and $14.0 million in 2003, 2002 and 2001, respectively. In October 2002, the Company's Board of Directors authorized a stock buyback program to repurchase up to 1,325,000 shares of stock. There were 597,001 shares of stock repurchased for a total of $9.9 million and 215,963 shares of stock repurchased for a total of $4.0 million in 2003 and 2002, respectively. The Company repurchased stock in 2001 totaling $2.8 million as part of its first stock buyback program. Additionally, during 2003, 2002 and 2001, the Company had net borrowings/(repayments) of $1.8 million, $3.1 million and ($6.5) million respectively, under its revolving credit facility and repaid $1.9 million and $5.4 million of long-term debt in 2002 and 2001 respectively.

The Company's revolving credit facility (which currently extends to July 31, 2004) provides for maximum borrowings of $15.2 million. Interest on borrowings is payable monthly at the Wall Street Journal prime rate less .5% or LIBOR plus 1.6%, at the election of the Company. Borrowings available under the revolving credit facility at December 31, 2003 were $9.2 million. The credit facility requires that the Company maintain a certain financial ratio and prohibits the declaration of dividends. As of December 31, 2003 the Company was not in compliance with its financial ratio covenant; however, the event of non-compliance was waived by the bank through July 31, 2004. The Company does not believe there will be any impact from the event of non-compliance on its financial condition or results of operations.

Management believes the Company's bank revolving credit facility (or comparable financing), and projected cash flows from operations will provide the necessary liquidity and capital resources to the Company for the foreseeable future. The Company's belief that it will have the necessary liquidity and capital resources is based upon its knowledge of the HVAC industry and its place in that industry, its ability to limit the growth of its business if necessary, and its relationship with its existing bank lender. For information concerning the Company's revolving credit facility at December 31, 2003, see Note 4 to the financial statements included in this report.

Commitments and Contractual Agreements

In January 2004, the Company executed a contract to construct a sheet metal facility at the Tulsa plant for an approximate cost of $2.0 million.

The Company is a party to several short-term cancelable fixed price contracts with major suppliers for the purchase of raw material and component parts.

The Company has cancelable commitments to purchase machinery and equipment at a cost of $4.2 million.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on the Company's results of operations, financial position and cash flows. The Company re-evaluates its estimates and assumptions on a monthly basis.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts - The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Allowance for Excess and Obsolete Inventories - The Company establishes an allowance for excess and obsolete inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts.

Warranty - A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products. Historically, reserves have been within management's expectations.

Stock Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees* and related interpretations in accounting for stock options because the alternative fair value accounting provided for under the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*, requires the use of option valuation models that were not developed for use in valuing employee stock options and are theoretical in nature. Under APB 25, because the exercise price of the Company's options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of SFAS 143 in 2003 did not have a significant impact on the Company's results of operations or financial position.

The Financial Accounting Standards Board (FASB) issued SFAS No. 150 *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a Company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003; otherwise it is effective at the beginning of the first interim period beginning after June 15, 2003, Initial adoption of this statement did not have any impact on the Company's consolidated results of operations or financial position.

FASB Interpretation No. 46 (FIN 46) is an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements.* FIN 46 addresses consolidation by business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company has no investments in or known contractual arrangements with variable interest entities, and therefore this Interpretation has not impacted the Company's financial statements or related disclosures.

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is subject to interest rate risk on its revolving credit facility which bears variable interest based upon a prime or LIBOR rate.

Foreign sales accounted for only 2% of the Company's sales in 2003 and the Company accepts payment for such sales only in U.S. dollars; hence, the Company is not exposed to foreign currency exchange rate risk.

Important raw materials purchased by the Company are steel, copper and aluminum, which are subject to price fluctuations. The Company attempts to limit the impact of price increases on these materials by entering cancelable fixed price contracts with its major suppliers for periods of 6 -12 months.

The Company does not utilize derivative financial instruments to hedge its interest rate or raw materials price risks.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are included at page 18.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information called for by Item 304 of Regulation S-K has been previously reported in the Company's Form 8-K dated June 25, 2002.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

At the end of the period covered by this Annual Report on Form 10-K, the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe that:

- the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- the Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow for timely decisions regarding the required disclosure.

Changes in internal controls

There have been no significant changes in the Company's internal controls or other factors that could significantly affect the Company's internal controls subsequent to their evaluation, nor has there been any need for any corrective actions with regard to significant deficiencies or material weaknesses in internal controls related to financial reporting.

PART III

Item 10. Directors and Executive Officers of Registrant.

The information required by Items 401 and 405 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2004 Annual Meeting of Stockholders.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions (as well as its other employees and directors). The Company undertakes to provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Kathy I. Sheffield, or by calling (918) 382-6204.

Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 403 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2004 Annual Meeting of Stockholders.

Summary of All Existing Equity Compensation Plans

The following table sets forth information concerning the equity compensation plans of the Company as of December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans Approved by security holders[1]	1,227,330	$5.70	324, 361
Equity compensation plans not approved by security holders[2]	-	-	-
TOTAL	1,227,330	$5.70	324, 361

(1) Consists of shares covered by the Company's 1992 Stock Option Plan, as amended.
(2) The Company does not maintain any equity compensation plans that have not been approved by the stockholders.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2004 Annual Meeting of Stockholders.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Financial statements.

See Index to Consolidated Financial Statements on page 15.

2. Exhibits:

(3)	(A)	Articles of Incorporation (i)
	(A-1)	Article Amendments (ii)
	(B)	Bylaws (i)
	(B-1)	Amendments of Bylaws (iii)
(4)	(A)	Second Restated Revolving Credit and Term Loan Agreement ("Loan Agreement") and related documents (iv)
	(A-1)	Latest amendments of Loan Agreement (v)
	(B)	Rights Agreement dated February 19, 1999, as amended (vi)
(10)		AAON, Inc. 1992 Stock Option Plan, as amended (vii)
(21)		List of Subsidiaries (viii)
(23)		Consent of Ernst & Young LLP
(31.1)		Certification of CEO
(31.2)		Certification of CFO
(32.1)		Section 1350 Certification - CEO
(32.2)		Section 1350 Certification - CFO

(i) Incorporated herein by reference to the exhibits to the Company's Form S-18 Registration Statement No. 33-18336-LA.

(ii) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and to the Company's Forms 8-K dated March 21, 1994, March 10, 1997, and March 17, 2000.

(iii) Incorporated herein by reference to the Company's Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto.

(iv) Incorporated by reference to exhibit to the Company's Form 8-K dated September 25, 1996.

(v) Incorporated herein by reference to exhibits to the Company's Forms 8-K dated September 26, 1997, March 9, 1999, and March 17, 2000, January 18, 2001, September 24, 2001, August 19, 2002, and July 31, 2003.

(vi) Incorporated by reference to exhibits to the Company's Forms 8-K dated February 25, 1999, and August 20, 2002, and Form 8-A Registration Statement No. 000-18953, as amended.

(vii) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to the Company's Form S-8 Registration Statement No. 33-78520, as amended.

(viii) Incorporated herein by reference to exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991.

(b) The Company did not file any reports on Form 8-K during the period from October 1, 2003, to December 31, 2003.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: March 10, 2004

By: /s/ Norman H. Asbjornson
Norman H. Asbjornson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 10, 2004	/s/ Norman H. Asbjornson Norman H. Asbjornson President and Director (principal executive officer)
Dated: March 10, 2004	/s/ Kathy I. Sheffield Kathy I. Sheffield Treasurer (principal financial officer and principal accounting officer)
Dated: March 10, 2004	/s/ William A. Bowen William A. Bowen Director
Dated: March 10, 2004	/s/ John B. Johnson, Jr. John B. Johnson, Jr. Director
Dated: March 10, 2004	/s/ Thomas E. Naugle Thomas E. Naugle Director
Dated: March 10, 2004	/s/ Anthony Pantaleoni Anthony Pantaleoni Director
Dated: March 10, 2004	/s/ Jerry E. Ryan Jerry E. Ryan Director
Dated: March 10, 2004	/s/ Charles C. Stephenson, Jr. Charles C. Stephenson, Jr. Director

Index To Consolidated Financial Statements

Report of Independent Auditors

Stockholders
AAON, Inc.

We have audited the accompanying consolidated balance sheets of AAON, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of AAON, Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 6, 2002, expressed an unqualified opinion on those statements before the restatement adjustments described in Note 1.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed above, the financial statements of AAON, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 1, in 2002 the Company's Board of Directors approved a three-for-two stock split distributed in the form of a stock dividend, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2001 financial statements. Our procedures included (a) agreeing the authorization for the three-for-two stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and related stock option disclosures. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAON, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Tulsa, Oklahoma
February 6, 2004

Report of Independent Public Accountants*

To the Stockholders of AAON, Inc.:

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
February 6, 2002

*This is a copy of a previous report and has not been reissued.

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
	(in thousands, except for share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 6,186	$ 5,071
Certificate of deposit	10,000	-
Accounts receivable, net	22,553	22,306
Inventories, net	19,711	14,338
Prepaid expenses and other	2,653	599
Deferred tax asset	3,532	4,168
Total current assets	64,635	46,482
Certificate of deposit	-	10,000
Property, plant and equipment, net	37,450	35,231
Total assets	$ 102,085	$ 91,713
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving credit facility	$ 5,356	$ 3,566
Accounts payable	11,553	8,418
Accrued liabilities	12,357	13,349
Total current liabilities	29,266	25,333
Deferred tax liability	5,391	4,070
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	-	-
Common stock, $.004 par value, 50,000,000 shares authorized, 12,519,733 and 13,030,916 issued at December 31, 2003 and 2002, respectively	50	52
Additional paid-in capital		-
Retained earnings	67,378	62,258
Total stockholders' equity	67,428	62,310
Total liabilities and stockholders' equity	$ 102,085	$ 91,713

See accompanying notes.

Consolidated Statements of Income

	Year Ending December 31, 2003	2002	2001
	(in thousands, except per share data)		
Net sales	$ 148,845	$ 155,075	$ 157,252
Cost of sales	112,596	117,193	118,399
Gross profit	36,249	37,882	38,853
Selling, general and administrative expenses	14,909	15,071	16,011
Income from operations	21,340	22,811	22,842
Interest expense	21	95	892
Interest income	(346)	(214)	-
Other income	(188)	(180)	(536)
Income before income taxes	21,853	23,110	22,486
Income tax provision	7,626	8,499	8,330
Net income	$ 14,227	$ 14,611	$ 14,156
Earnings per share*:			
Basic	$ 1.12	$ 1.11	$ 1.09
Diluted	$ 1.07	$ 1.06	$ 1.04
Weighted average shares outstanding*:			
Basic	12,685	13,158	12,992
Diluted	13,251	13,740	13,641

* Reflects three-for-two stock split effective June 4, 2002.

See accompanying notes.



Consolidated Statements Of Stockholders' Equity

	Common Stock Shares*	Common Stock Amount	Paid-in Capital	Retained Earnings*	Total
			(in thousands)		
Balance at December 31, 2000	12,968	$ 52	$ -	$ 36,960	$ 37,012
Net income	-	-	-	14,156	14,156
Stock options exercised, including tax benefits	266	1	1,634	-	1,635
Stock issued to employees	1	-	25	-	25
Stock repurchased and retired	(236)	(1)	(596)	(2,190)	(2,787)
Balance at December 31, 2001	12,999	52	1,063	48,926	50,041
Net income	-	-	-	14,611	14,611
Stock options exercised, including tax benefits	248	1	1,639	-	1,640
Stock repurchased and retired	(216)	(1)	(2,702)	(1,279)	(3,982)
Balance at December 31, 2002	13,031	$ 52	$ -	$ 62,258	$ 62,310
Net income	-	-		14,227	14,227
Stock options exercised, including tax benefits	86	-	811	-	811
Stock repurchased and retired	(597)	(2)	(811)	(9,107)	(9,920)
Balance at December 31, 2003	12,520	$ 50	$ -	$ 67,378	$67,428

* Reflects three-for-two stock split effective June 4, 2002.

See accompanying notes.

Consolidated Statements Of Cash Flows

	2003	2002	2001
		Year Ended December 31, (in thousands)	
Operating Activities			
Net income	$14,227	$ 14,611	$ 14,156
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,435	4,915	4,380
Provision for losses on accounts receivable	467	346	260
Provision for excess and obsolete inventories, net	50	150	(100)
Gain on disposition of assets	(28)	(6)	(125)
Deferred income taxes	1,957	1,085	475
Changes in assets and liabilities:			
Accounts receivable	(714)	740	4,595
Inventories	(5,423)	(1,017)	1,769
Prepaid expenses and other	(2,054)	(379)	25
Accounts payable	3,135	859	(3,686)
Accrued liabilities	(583)	627	2,130
Net cash provided by operating activities	16,469	21,931	23,879
Investing Activities			
Proceeds from sale of property, plant and equipment	74	8	200
Investment in certificate of deposit	-	(10,000)	-
Capital expenditures	(7,700)	(6,126)	(9,017)
Net cash used in investing activities	(7,626)	(16,118)	(8,817)
Financing Activities			
Borrowings under revolving credit agreement	33,742	33,855	56,290
Payments under revolving credit agreement	(31,952)	(30,735)	(62,761)
Proceeds from long-term debt	-	-	2,500
Payments on long-term debt	-	(1,869)	(7,873)
Stock issued to employees	-	-	25
Stock options exercised	402	866	650
Repurchase of stock	(9,920)	(3,982)	(2,787)
Net cash used in financing activities	(7,728)	(1,865)	(13,956)
Net increase in cash	1,115	3,948	1,106
Cash and cash equivalents, beginning of year	5,071	1,123	17
Cash and cash equivalents, end of year	$ 6,186	$ 5,071	$ 1,123

See accompanying notes.

Notes To Consolidated Financial Statements December 31, 2003

1. Business, Summary of Significant Accounting Policies and Other Financial Data

AAON, Inc. (the Company, a Nevada corporation) is engaged in the manufacture and sale of commercial rooftop air conditioners, heating equipment and air conditioning coils through its wholly-owned subsidiaries AAON, Inc. (AAON, an Oklahoma corporation) and AAON Coil Products, Inc. (ACP, a Texas corporation). The consolidated financial statements include the accounts of the Company and its subsidiaries, AAON and ACP. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenues from sales of products at the time of shipment. For sales initiated by independent manufacturer representatives, the Company recognizes revenues net of the representatives' commission.

Concentrations
The Company's customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. At December 31, 2003 and 2002, two customers represented approximately 10% and 17%, respectively, of accounts receivable.

Sales to customers representing 10% or greater of total sales consist of the following:

	Year Ended December 31,		
	2003	2002	2001
Wal-Mart Stores, Inc.	18%	14%	14%
Target	*	11%	11%
Home Depot	*	*	10%

*Less than 10%

Cash and Cash Equivalents
Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds with initial maturities of three months or less.

Accounts Receivable

The Company grants credit to its customers and performs ongoing credit evaluations. The Company generally does not require collateral or charge interest. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic and market conditions and the age of the receivable. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Accounts receivable and the related allowance for doubtful accounts are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)	
Accounts receivable	$23,698	$ 23,166
Less allowance for doubtful accounts	1,145	860
Total, net	$22,553	$22,306

	Year Ended December 31, 2003	2002	2001
	(in thousands)		
Allowance for doubtful accounts:			
Balance, beginning of period	$ 860	$ 860	$ 1,050
Provision for losses on accounts receivable	467	346	260
Accounts receivable written off, net of recoveries	(182)	(346)	(450)
Balance, end of period	$ 1,145	$ 860	$ 860

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company establishes an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. At December 31, 2003 and 2002, and for the three years ending December 31, 2003, inventory and the related allowance for excess and obsolete inventories are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)	
Raw materials	$ 13.874	$ 11,508
Work in process	2,700	2,750
Finished goods	4,187	1,080
	20,761	15,338
Less allowance for excess and obsolete inventories	1,050	1,000
Total, net	$ 19,711	$ 14,338

	Year Ended December 31, 2003	2002	2001
	(in thousands)		
Allowance for excess and obsolete inventories:			
Balance, beginning of period	$1,000	$ 850	$ 950
Provision for excess and obsolete inventories	250	690	-
Adjustments to reserve	(200)	(540)	(100)
Balance, end of period	$1,050	$ 1,000	$ 850



Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense as incurred; major additions to physical properties are capitalized. Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

	Years
Buildings	10 - 30
Machinery and equipment	3 - 15
Furniture and fixtures	2 - 5

At December 31, property, plant and equipment were comprised of the following:

	2003	2002
	(in thousands)	
Land	$ 874	$ 874
Buildings	19,588	18,394
Machinery and equipment	44,329	39,580
Furniture and fixtures	3,944	3,497
	68,735	62,345
Less accumulated depreciation	31,285	27,114
Total, net	$37,450	$ 35,231

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When an indicator of impairment has occurred, management's estimate of undiscounted cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

Accrued Liabilities

At December 31, accrued liabilities were comprised of the following:

	2003	2002
	(in thousands)	
Warranty	$ 6,020	$ 7,220
Commissions	5,009	3,495
Payroll	1,023	1,069
Income taxes	(708)	533
Workers' compensation	408	363
Medical self-insurance	478	437
Other	127	232
Total	$12,357	$ 13,349

Warranties

A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Warranty expense was $3.2 million, $4.3 million and $5.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Changes in the Company's warranty liability during the years ended December 31, 2003, and 2002, are as follows:

	2003	2002
	(in thousands)	
Balance, beginning of the year	$ 7,220	$ 7,020
Warranties accrued during the year	3,160	4,300
Warranties settled during the year	(4,360)	(4,100)
	$ 6,020	$ 7,220

Stock Split

On June 4, 2002, the Company effected a three-for-two stock split. Share and per share amounts have been retroactively restated to reflect this stock split.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are determined based on the assumed exercise of dilutive options, as determined by applying the treasury stock method. For the years ended December 31, 2003, 2002 and 2001, 41,250, 41,250 and 22,500 options, respectively, were anti-dilutive. The computation of basic and diluted earnings per share ("EPS") is as follows:

	Year Ended December 31, 2003 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,227	12,685	$ 1.12
Effect of dilutive securities	-	566	-
Diluted EPS	$ 14,227	13,251	$ 1.07

	Year Ended December 31, 2002 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,611	13,158	$ 1.11
Effect of dilutive securities	-	582	-
Diluted EPS	$ 14,611	13,740	$ 1.06

	Year Ended December 31, 2001 (in thousands, except per share data)		
	Net Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,156	12,992	$ 1.09
Effect of dilutive securities	-	649	-
Diluted EPS	$ 14,156	13,641	$ 1.04

Stock Compensation

The Company maintains a stock option plan for key employees and directors which is described more fully in Note 6. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation is as follows:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net income, as reported	$14,227	$ 14,611	$ 14,156
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(611)	(995)	(575)
Pro forma net income	13,616	$ 13,616	$ 13,581
Earnings per share:			
Basic, as reported	$ 1.12	$ 1.11	$1.09
Basic, pro forma	$ 1.07	$ 1.03	$ 1.05
Diluted, as reported	$ 1.07	$ 1.06	$ 1.04
Diluted, pro forma	$ 1.03	$ 0.99	$ 1.00

Advertising

Advertising costs are expensed as incurred. Advertising expense was $781,000, $372,000 and $454,000 for the years ending December 31, 2003, 2002 and 2001, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expense was $837,000, $842,000 and $705,000 for the years ending December 31, 2003, 2002 and 2001, respectively.

Shipping and Handling

Shipping and handling costs are classified in cost of sales.

New Accounting Pronouncements

SFAS No. 143, *Accounting for Asset Retirement Obligations*, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of SFAS 143 in 2003 did not have a significant impact on the Company's results of operations or financial position.

The Financial Accounting Standards Board (FASB) issued SFAS No. 150 "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*." This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a Company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003; otherwise it is effective at the beginning of the first interim period beginning after June 15, 2003. Initial adoption of this statement did not have any impact on the Company's consolidated results of operations or financial position.

FASB Interpretation No. 46 (FIN 46) is an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. FIN 46 addresses consolidation by business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company has no investments in or known contractual arrangements with variable interest entities, and therefore this Interpretation has not impacted the Company's financial statements or related disclosures.

Segments

The Company operates under one reportable segment as defined in SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

2. Supplemental Cash Flow Information

Interest payments of $21,000, $95,000 and $892,000 were made during the years ending December 31, 2003, 2002 and 2001, respectively. Payments for income taxes of $6,750,000, $7,156,000 and $6,754,000 were made during the years ending December 31, 2003, 2002 and 2001, respectively.

3. Certificate of Deposit

The $10 million certificate of deposit bears interest at 3.25% per annum and has a maturity date of June 12, 2004. There is a three-month interest penalty for early withdrawal.

4. Revolving Credit Facility

The Company has a $15,150,000 unsecured bank line of credit that matures July 31, 2004. The line of credit requires that the Company maintain a certain financial ratio and prohibits the declaration or payments of dividends. At December 31, 2003, the Company was not in compliance with its financial ratio covenant. However, the event of non-compliance was waived by the bank through July 31, 2004. Borrowings under the credit facility bear interest at prime rate less .5% or at LIBOR plus 1.60%. At December 31, 2003 and 2002, the Company had $5,356,000 and $3,566,000, respectively, outstanding under the credit facility bearing interest at 2.77% and 3.04%, respectively. In addition, the Company had a $600,000 bank Letter of Credit at December 31, 2003 and 2002.

5. Income Taxes

The Company follows the liability method of accounting for income taxes which provides that deferred tax liabilities and assets are based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

The income tax provision consists of the following:

	Year Ending December 31,		
	2003	2002	2001
	(in thousands)		
Current	$ 5,669	$ 7,414	$ 7,855
Deferred	1,957	1,085	475
	$ 7,626	$ 8,499	$ 8,330

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Year Ending December 31,		
	2003	2002	2001
Federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	4	4	4
Other	(4)	(2)	(2)
	(35%)	37%	37%

The tax effect of temporary differences giving rise to the Company's deferred income taxes at December 31 is as follows:

	2003	2002
	(in thousands)	
Deferred tax assets:		
Valuation reserves	$ 900	$ 705
Warranty accrual	2,342	2,737
Other accruals	253	708
Other, net	37	18
	$ 3,532	$ 4,168
Deferred tax liability:		
Depreciation and amortization	$ 5,391	$ 4,070



6. Benefit Plans

The Company's stock option plan reserves 2,925,000 shares of common stock for issuance under the plan. Under the terms of the plan, the exercise price of shares granted may not be less than 85% of the fair market value at the date of the grant. Options granted to directors vest one year from the date of grant and are exercisable for nine years thereafter. All other options granted vest at a rate of 20% per year, commencing one year after date of grant, and are exercisable during years 2-10. At December 31, 2003, 324,361 shares were available for future option grants. For the years ended December 31, 2003 and 2002, the Company reduced its income tax payable by $409,000 and $774,000, respectively, as a result of nonqualified stock options exercised under the Company's stock option plan. The number and exercise price of options granted were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2000	1,794,487	$ 3.77
Granted	196,875	11.49
Exercised	(266,813)	2.47
Cancelled	(69,600)	5.46
Outstanding at December 31, 2001	1,654,949	$ 5.01
Granted	-	-
Exercised	(247,598)	3.57
Cancelled	(129,808)	5.20
Outstanding at December 31, 2002	1,277,543	$ 5.33
Granted	**56,250**	**13.53**
Exercised	**(85,818)**	**4.69**
Cancelled	**(20,645)**	**8.71**
Outstanding at December 31, 2003	**1,227,330**	**$ 5.70**

The weighted-average grant date fair value for options granted during 2003 was $6.47.

The following is a summary of stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$ 2.28 - $ 3.39	486,875	$ 3.05	3.23 Years	486,875	$ 3.05
$ 4.00 - $ 5.78	523,455	5.16	5.39 Years	464,889	5.10
$ 8.44 - $12.36	110,250	9.74	7.28 Years	46,350	9.74
$13.29 - $19.27	106,750	16.26	8.33 Years	49,450	18.30
TOTAL	1,277,330	$ 5.70		1,047,564	$ 4.97

For purposes of the stock compensation information presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected dividend yield	0%	*	0%
Expected volatility	37.8%	*	45.38%
Risk-free interest rate	3.7%	*	5.04%
Expected life	8 yrs	*	8 yrs

*The Company granted no options in 2002.

The Company sponsors a defined contribution benefit plan. Employees may make contributions at a minimum of 1% and a maximum of 15% of compensation. The Company may, on a discretionary basis, contribute a Company matching contribution not to exceed 6% of compensation. The Company made matching contributions of $585,000, $535,000 and $504,000 in 2003, 2002 and 2001, respectively.

The Company maintains a discretionary profit sharing bonus plan under which 10% of pre-tax profit at each subsidiary is paid to eligible employees on a quarterly basis. Profit sharing expense was $2,428,000, $2,573,000 and $2,507,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

7. Stockholder Rights Plan

During 1999, the Board of Directors adopted a Stockholder Rights Plan (the "Plan") which was amended in 2002. Under the Plan, stockholders of record on March 1, 1999, received a dividend of one right per share of the Company's common stock. Stock issued after March 1, 1999, contains a notation incorporating the rights. Each right entitles the holder to purchase one one-thousandth (1/1,000) of a share of Series A Preferred Stock at an exercise price of $90. The rights are traded with the Company's common stock. The rights become exercisable after a person has acquired, or a tender offer is made for, 15% or more of the common stock of the Company. If either of these events occurs, upon exercise the holder (other than a holder owning more than 15% of the outstanding stock) will receive the number of shares of the Company's common stock having a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $0.001 per right until a person or group has acquired 15% of the Company's common stock. The rights expire on August 20, 2012.

8. Contingencies

The Company is subject to claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, will not have a material effect on the Company's results of operations or financial position.



9. Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ending December 31, 2003 and 2002:

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2003				
Net sales	$32,856	$37,222	$41,003	$37,764
Gross profit	8,697	8,808	9,512	9,232
Net income	3,495	3,357	3,635	3,740
Earnings per share:				
Basic	0.27	0.26	0.29	0.30
Diluted	0.26	0.25	0.27	0.29

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2002				
Net sales	$35,990	$ 40,181	$41,702	$37,202
Gross profit	9,617	9,737	10,401	8,127
Net income	3,647	3,666	4,186	3,112
Earnings per share:				
Basic	0.27	0.28	0.32	0.24
Diluted	0.27	0.27	0.30	0.23

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Post-Effective Amendment No. 2 to Form S-8 No. 33-78520) pertaining to the AAON, Inc. 1992 Stock Option Plan, as amended, of our report dated February 6, 2004, with respect to the consolidated financial statements of AAON, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2003.

ERNST & YOUNG LLP

Tulsa, Oklahoma
March 10, 2004



Exhibit 31.1

CERTIFICATION

I, Norman H. Asbjornson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared:

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Norman H. Asbjornson

Norman H. Asbjornson
Chief Executive Officer
March 10, 2004

Exhibit 31.2

CERTIFICATION

I, Kathy I. Sheffield, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared:

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Kathy I. Sheffield

Kathy I. Sheffield
Chief Financial Officer
March 10, 2004

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Norman H. Asbjornson

Norman H. Asbjornson
Chief Executive Officer
March 10, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathy I. Sheffield, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kathy I. Sheffield

Kathy I. Sheffield
Chief Financial Officer
March 10, 2004

Officers



Norman H. Asbjornson
has served as President and a director of the Company since 1988. Mr. Asbjornson has been in senior management positions in the heating and air conditioning industry for over 40 years.



Kathy I. Sheffield
became Treasurer of the Company in 1999 and Vice President in June of 2002. Ms. Sheffield previously served as Accounting Manager of the Company from 1988 to 1999.



Robert G. Fergus
has served as Vice President of the Company since 1988. Mr. Fergus has been in senior management positions in the heating and air conditioning industry for 38 years.



John B. Johnson, Jr.
has served as Secretary and a director of the Company since 1988. Mr. Johnson is a member of the firm of Johnson, Jones, Dornblaser, Coffman & Shorb, which serves as General Counsel to the Company.

Board of Directors

Jerry E. Ryan was elected as a director by the Board in 2001. Mr. Ryan serves on the Boards of Directors of Lone Star Technologies of Dallas, Texas and Global Energy Equipment Group, Tulsa, Oklahoma.

Norman H. Asbjornson
President / CEO

John B. Johnson, Jr.
Secretary

Thomas E. Naugle has served as a director of the Company since 1998. From 1985 to present, Mr. Naugle has served as Chairman of the Board and/or President of Naugle & Co., a company engaged in the business of investments.



William A. Bowen served as Vice President-Finance of the Company from 1989 to 1999. He previously served as Chairman and CEO of The First National Bank and Trust Company in Tulsa, Oklahoma. He also held senior management positions with Wachovia Bank and Trust Company in North Carolina.

Charles C. Stephenson, Jr.
has served as a director of the Company since 1996. Mr. Stephenson is Chairman of the Board of Vintage Petroleum, Inc., based in Tulsa, Oklahoma.

Anthony Pantaleoni has served as a director of the Company since 1989. Mr. Pantaleoni is a partner of Fulbright & Jaworski LLP in New York, New York.

Corporate Data

Transfer Agent and Registrar
Progressive Transfer Company
1981 East Murray-Holladay Road, Suite 200
Salt Lake City, Utah 84117

Auditors
Ernst & Young LLP
3900 One Williams Center
P.O. Box 1529 (74101)
Tulsa, Oklahoma 74172

General Counsel
Johnson, Jones, Dornblaser, Coffman & Shorb
2200 Bank of America Center
15 West Sixth Street
Tulsa, Oklahoma 74119

Investor Relations
Jerry Levine
105 Creek Side Road
Mt. Kisco, New York 10549
Ph: 914-244-0292
Fax: 914-244-0295
Jerry.levine@worldnet.att.net

Executive Offices
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

Common Stock
NASDAQ-AAON

Website Address
www.aaon.com

AAON proudly honors our people, whose dedication brings success to our company – and meaning to our work.



CARLOS ACOSTA
MARIA ACOSTA
MARTHA ACOSTA
FRANCISCO ADAME-GARCIA
GARY ADAMS
CHRISTOFER ADDISON
ESVIN AGUILAR
FREDY AGUILAR
GERARDO AGUILAR
MARINO AGUILAR
SOCORRO ALANIS
IMELDA ALBA
ANGEL ALDAMA
JAMES ALEXANDER
DONALD ALLEN
KEVIN ALLEN
MICHAEL ALLEN



WILLIAM ALLEN
ANGEL ALVARADO
EDUARDO ALVARADO
FELIPE ALVARADO
MANUEL ALVARADO
RUBEN ALVARADO
MICHAEL AMBURGEY
CYNTHIA AMENT
SHAHRAM AMINZADEH
FERNANDO ANDALON
LARRY ANDERSON
CHARLES ANDERSON, JR.
ALFREDO ANTONIO
MARTIN ARECHIGA
GARY ARNOLD
NORMAN ASBJORNSON
SCOTT ASBJORNSON
GARY ASHMORE
DWIGHT AUSTIN
JOSEPH AVILA
PEDRO AVINA

FIDEL AZUA
NORA BACKUS
TIMOTHY BAEHLER
LAMARCUS BAILEY
LONNIE BAILEY
ASHLEY BAKER
ERNEST BAKER
STEPHEN BALLARD
MARCELO BAMACA
LORENZO BARBA
CAROLYN BARBER
CANDY BARBOSA
EFRAIN BARRADAS
MARIA BARRAGAN
GUALBERTO BARRIOS
CAROLINA BARRON
ESTHER BARRON
FEDERICO BARRON
MARIA BARRON
MANUEL BARTHOLIC
MICHAEL BASS
STUART BAUGH
ARTURO BAUTISTA
DANIEL BAUTISTA
HUMBERTO BAUTISTA
OVIDIO BAUTISTA
RIGOBERTO BAUTISTA
SAUL BAUTISTA
JASON BAZAN
DAVID BEASLEY
ELBERT BEASLEY
SHANNON BECK
TORREY BELCHER
BRIAN BELL
JASON BELL
GUZMAN BENITEZ
OFELIA BENITEZ
ISAAC BENN
BONNIE BENSON
IDA BERMUDEZ
VICKIE BERRY
ROBERT BISCAINO
JASON BLACK
JAMES BLACKWOOD
MARIA BLANCO



DAVID BLEVINS
JIMMY BLEVINS
JUSTIN BLEVINS
EDWARD BODNARYUK
GENE BOESE
RANDY BOGLE
EDGAR BOJ
JAMES BOND
LARRY BOSWELL
ELI BOTELLO
ROSENDO BOTELLO
BECKY BOYD
DEMETRIUS BOYD
JOHN BOYD
MYOSHIA BRADLEY
STEVEN BRADLEY



IVAN BRANTLEY, JR.
GLEN BRAUER, JR.
RAYNOR BRENTON
BRYAN BRINLEE
JEFFREY BRINT
RYAN BRISTLE
JAMES BROOKS
MITCHELL BROOKS
ANTHONY BROWN
DAVID BROWN
HARLEY BROWN
TIMEKA BROWN
WENDY BROWN
JAMES BRUCE
CHRISTOPHER BRYANT
WILLIAM BRYANT
BANG BUI
BICH BUI
FRED BUNTON
ROBERT BURCH
MONICA BURNS
CHARLES BURRIS
DOUGLAS BURTRUM
TINA BUSH
WAYNE BUSH
FILOMENO BUSTOS
PEDRO BUSTOS



ERASTO BUSTOS, JR.
JOHN BUTLER
MARTHA CALDERAS-MOSQUEDA
MARIA CAMPA
CASEY CAMPBELL
NATHAN CAMPBELL
ARTHUR CANDLER
ARTHUR CANDLER, III
FAUSTINO CARDENAS
FERNANDO CARDENAS
MARIA CARDENAS
MARIA G CARDENAS
CARLOS CARDONA
JORGE CARMONA
CARL CARPENTER
CURTIS CARR, JR.
ABEL CARRANZA
JUAN CARRANZA
ARMANDO CARRILLO
LEON CARTWRIGHT
JOSE CASTELLON
RODRIGO CASTILLO
JAY CASTOE
GABRIEL CASTRO
ROBERTO CASTRO
JOSE CASTRO M
MARIE CAYETANO
MARIA CERDA
MARK CHALMERS
JOSH CHATTILLON
ADALBERTO CHAVEZ
GREGORY CHAVEZ
DALE CHERRY
DANIEL CHERRY
KRISTEN CHEVALLIER
LARENZO CHILES
GEORGE CLARK
JOHN CLARK
MORRIS CLARK
RICHARD CLARK
FLOYD CLEGHORN
ROBERT CLEMANS
RAYMOND CLEVELAND
WILLIAM CLEVELAND
VERNETT COBB

KENNETH COCHRAN
JARROD COGER
MICKEY COLE
PENNY COLE
MARY COLEMAN
DALE CONKWRIGHT
JOSEPH CONLEY
JONATHAN CONNELL
GUILLERMINA CONTRERAS
MARK COOK
ROBERT COOK
DONNA COONFIELD
ELAINE CORKHILL
BLANCA CORONA
HERON CORONA
ROBERTO CORONA
ROSA CORTEZ
MARIO COSTILLA
BILLY COX
CHRISTINE COX
JERRY COX
JOHN COX
ADRIAN CRABTREE
RICHARD CRAITE
STEVEN CRASE
DEVIN CREECH
MIKEL CREWS
CLARK CROSBY, JR.
DARRELL CROW
WILLIAM CRUMP
CAROLYN CRUTCHFIELD
HECTOR CRUZ
PEDRO CRUZ
ROGELIO CUEVAS
ROBERT CUMMINGS
GENE CURTIS
KELLY CUTTING
GWENDOLYN DANIELS
JOHN DANIELS
NATALYA DANIL CHENKO
ALEKSEY DANIL'CHENKO
LORETTA DARLING
ANDREA DAVIS
ANGELA DAVIS
ANTHONY DAVIS





JERRY DAVIS
LEKENDRIC DAVIS
MOTY DAVIS
RICHARD DAVIS
GWENDOLYN DECKARD
AMMORY DECOSTA
BOBBY DEGRAFFENREID
BENITA DEKKER
AMBER DELANCY
ISMAEL DELAPAZ
EVA DELATORRE
MELVIN DELEON
JUANA DELOBO
EUFEMIO DEPAZ
CHARLES DEWEESE
WILVERT DIAZ



ERRIN DIXON
HOMER DODD
RICKEY DODSON
WILBER DOMINGUEZ
SEAN DONALD
HAROLD DOUGLAS
ERIC DOWNING
CATHRYN DUBBS
CHRISTOPHER DUKE
CRAIG DUKE
LINDA DUNEC
RALPH DURBIN
RANDY DWIGGINS
JERRY EARLEY, JR.
WENDELL EASILEY
CATHY EASLEY
CHRIS EASLEY
MOUN'TAE EDMUNDSON
BETTY ELI
EARL ELLIOTT
GEORGE ELLIOTT
TRAVIS ELLIOTT
TINISHA ENGLISH
FRANCISCO ENSALDO
CHARLES EPPS
STEPHEN ETTER
GILDA ETUMUDOR
RICKY EVANS
SEWELL EVERETT
WEI FANG
GREG FARLEY

JOSE FELICIANO
ROBERT FERGUS
DARRELL FERGUSON
ELIZABETH FERGUSON
PEDRO FERNANDEZ
STERLYN FINCH
BRUCE FISHER
LACRETIA FISHER
JEFF FIX
SERGIO FLEITAS
BOBBY FLEMING
HARRY FLETCHER
TERRA FLETCHER
ALEJANDRO FLORES
CECILIO FLORES
EFIGENIA FLORES
FREDDY FLORES
JOEL FLORES
JUANA FLORES
LAURA FLORES
MARIA FLORES
RUBY FLOYD
RUDY FOGLE
KENNETH FONTENOT
SHARON FONTENOT
SHEILA FORREST
DERRICK FORT
CLAUDE FORTSON
FREDERICK FOSTER
LORETTA FOWLKES
KENNETH FOYIL
CHRISTIAN FRANCO
PHILLIP FRANK
WARREN FRANKLIN
JERRY FRANKS
REVONDA FRANKS



KIMBERLY FRAZIER
GARY FREDERIKSEN, JR.
GARY FREELS
GARY FRENCH
NELSON FRY
DOMINGO FUENTES
FERMIN FUENTES
RUDY FUENTES
ELBERT FULLER
BRAD FYFFE
RANULFO GALICIA
YOLANDA GALVAN
HUGO GAMAS
FRANCISCO GAMEZ
ROEL GAMEZ
MARIA GARAY
ALEJANDRO GARCIA

EDGAR GARCIA
HENRY GARCIA
MINGO GARCIA
WILSON GARCIA
CARLOS GARZA
GUSTAVO GARZA
RALPH GASAWAY
STEVE GEARY
JAMES GEORGE



JUAN GERRERO
DERRICK GILLIS
ERIC GILLIS
WESLEY GODFREY
HENRY GOLDSTON
LARRY GOLETTO
ALFREDO GOMEZ
HUMBERTO GOMEZ
EDILBERTO GONZALES
ADRIAN GONZALEZ
DEMETRIO GONZALEZ
GABRIEL GONZALEZ
MARISELA GONZALEZ
MARTIN GONZALEZ
MIGUEL GONZALEZ
ROXANA GONZALEZ
JERRY GOODALE
BARRY GOODSON
PERRY GORDON
BUENAS GRANADOS
JOSE GRANADOS
DERRICK GREEN
JAMES GREEN
JESSE GREEN, JR.
GUADALUPE GRIMALDO
RONALD GRIMES
CRISTINO GUEVARA
YENY GUEVARA
AUGUSTO GUILLERMO
REMIA GUTHERY
MANUEL GUTIEREZ
ALBERTO GUTIERREZ
RAQUEL GUTIERREZ
ELSA GUZMAN
JAVIER GUZMAN
NANCY HACKNEY
CHRISTOPHER HADEN
TERRY HAIR
JOSHUA HALFPAP
JACK HALL
KELLY HALL
ROBERT HALL
STEPHEN HALL
ROBERT HALTON

SCOTT HAMILTON
OTIS HAMILTON
SAM HAMMOUD
DONALD HARDEN
CARMEKA HARDING
FRANKIE HARLEY
JOSHUA HARRIS
OLLIE HARRIS
STACEY HARRIS
DONALD HATLEY
JOE HAYS
TIM HEFFLIN
DANIEL HENDERSON
MIKE HENSLEY
PHILLIP HERL
ARMANDO HERNANDEZ
EDUARDO HERNANDEZ
FRANCISCO HERNANDEZ
FRANCISCO D HERNANDEZ
FRANCISCO O HERNANDEZ
JOSE HERNANDEZ
JOSE L HERNANDEZ
MARIA HERNANDEZ
MAYTE HERNANDEZ
OSCAR HERNANDEZ
MARCOS HERRERA
VICENTE HERRERA
JESSE HETTICK
TAKEO HIGA
DEWAYNE HIGHTOWER
TYSON HINTHER
JAMES HOLLINGSWORTH
DONNA HOLLOWAY
JUSTIN-DANIEL HOLM
MICAH HOLT
TIM HOLT
STEPHEN HOOVER
WILBURN HORNER, JR.
DANIEL HORRELL
STANLEY HORTON
JERRY HOUSTON
LARRY HOWARD
CLARENCE HUBBELL
LYDIA HUDSON
NICHOLAS HUDSON
TOBY HUDSON
LARRY HUFFMAN
BILLY HUGHART
SHANNON HUGHES
BRENDA HURTADO
RONALD HUTCHCRAFT
GARY HUTCHINS
BILLY HUTCHINSON
JOSE IBARRA-FLORES
ARISTEO IBARRA-GARCIA



STEPHEN IGLESIAS
SAMUEL INGRAM
TIM IRWIN
ARIEL IXLAJ-VASQUEZ
BELINDA JACKSON
JARROD JACKSON
JEFF JACKSON
URSULA JACKSON
MAVIS JACKSON, JR.
JORGE JAMAICA
JOSE JAMAICA
MCKINLEY JAMES
JUSTINE JENKINS
JASON JEWELL
GENELLE JIMBOY
FILEMON JIMENEZ
GUADALUPE JIMENEZ
LUIS JIMENEZ
OMAR JIMENEZ
PASCUAL JIMENEZ
VINCENT JIMENEZ
KAREN JOBE
ED JOHNSON
JOHN JOHNSON
LEROY JOHNSON
REX JOHNSON



KELLI JONES
LISA JONES
ROSE JONES
SANDRA JONES
JAIME JUAREZ
YONI JUAREZ
LAURA KAPELUCK
RICHARD KEATON
STEVEN KEELING
DERRICK KELLUM
AARON KELLY
GREGG KENNEDY
KIRK KHILLINGS
ALAN KILGORE
BOBBY KILGORE
LORI KING
RUSSELL KING
ALEKSANDR KIRYUKHIN
BILLIE KITCH
DAVID KNEBEL
ROBERT KNUTH
JOHN KOERBER
RAYMOND KOLLOCK
NIKOLAI KORAN
JAMES KOSS
MIKHAIL KRUPENYA
KARL KUENEMANN



KENNY LAFAYETTE
JEANETTE LAIRD
LEE LAMB
DEBORAH LANE
JOEY LANKFORD
JEREMY LANOY
GLEN LATHAN
JEFFREY LAWSON
RICHARD LAWSON
RONALD LAWSON
CYNTHIA LEE
JACQUELINE LEE
QUENTIN LEE
RHONDA LEE
MATTHEW LEEPER
PETER LEININGER
PATRICIA LENNOX
HUGO LERMA
RONALD LESTER
KEVIN LEWIS
LEE LEWIS
JERRY LINCOLN
JAMES LINWOOD
ELIZABETH LISCANO
RAQUEL LISCANO
FRANKLIN LOGAN, JR.
ARCADIO LOPEZ
FAUSTO LOPEZ
FRANCISCO LOPEZ
JAVIER LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
MARTIN LOPEZ
SERGIO LOPEZ
THOMAS LOPEZ
YASMINA LOPEZ
VINCENT LOWE
PAUL LOWERY
FRANCISCO LOZOYA
LORENA LOZOYA
ANDREA LUECK
BILLY LUMPKIN, JR.
JOSE LUNA
MARIANA LUNA
ADAN MACARIO
ALBERTO MACARIO
JULIO MACARIO
GREGORY MACK
DON MADEWELL
JUSTIN MAINUS



BARBARA MALONE
CARLOS MALONE
GUINBEL MANCILLA
ERIC MANN
KENNETH MANN
MARIA MANZO-MEJIA
ANA MARROGUIN
ECO MARSHALL
JAMIE MARTIN
THOMAS MARTIN
ADRIAN MARTINEZ
ALEJANDRO MARTINEZ
ARTURO MARTINEZ
DONIS MARTINEZ
FRANCISCO MARTINEZ
JAVIER MARTINEZ
JOSE E MARTINEZ
JOSE M MARTINEZ
JUAN A MARTINEZ
JUAN J MARTINEZ
KAREN MARTINEZ
ROBERTO MARTINEZ
BEVERLEY MASON
JAMES MASON
CHRISTOPHER MASON, JR.
ARTURO MATUL
RON MAUCH
WILSON MAURICIO
DEBORAH McATEER



TINA McBEATH
CHRISTOPHER McCLAIN
DORIS McCLOUD
ROY McCONNELL
RAY McCORMICK
DEBRA McCOWAN
SHAWN McCRARY
KATHY McCULLOCH
FLORENCE McDANIEL
JAMES McELROY
RICHARD McKINNEY
DOMINGO McKNIGHT
RAYMOND McLAUGHLIN
GEORGIE McNAC
GINA MEANS
ARTURO MEDINA
BARTOLO MEDINA
JAMES MELDA
HERNAN MEMBRILA
JAIME MEMIJE
KEVIN MENDENHALL
FERNANDO MENDEZ
IRMA MERCADO
AUBREY METCALF, JR.

VIVIAN MEYER
BERNARD MGAWE
RONALD MIKEL
RANULFA MILIAN
CHRIS MILLER
BRIAN MINGLE
GENNER MIRANDA



ANTHONY MITCHELL
DOUGLAS MITCHELL
JAY MODISETTE
IRMA MOGUEL
JOSE MOLINA
OCTAVIO MOLINA
STEVEN MOLSTER
JOSHUA MOLT
LUKE MOMODU
JOSE MONREAL
MARIO MONTES
MARC MOORE
MARIA MOORE
TONY MOORE
JOHNNY MORALES
JOSE MORALES
TONY MOREHEAD
ANTHONY MORGAN
DAVID MORGERSON
GLENN MORRILL
ANSEL MORROW
MARCUS MORROW
CLAYTON MOTE
MELESIO MUNGUIA
ALEKSEY MURASHOV
EDUARDO MURILLO
ELVIA MURILLO
JOHNNY MUSGRAVE
DAVID MYERS
MARIA NAVA
MARTIN NAVA
OVIDIO NAVARRO
ROELI NAVARRO
VICTOR NAVARRO
NATALIE NEILSON
RONALD NELSON
SHAWN NEVELS
AN NGUYEN
GAOXIA NI
NITA NICHOLS
DERRICK NICKLEBERRY
JERRY NOLAN
MARIO NOLASCO
MATTHEW NORRIS
CATHERINE NORTON
DEBRA NOTHNAGEL

FELIX NUNEZ
JAMES O'NEILL, JR.
JAMES O'NEILL, SR.
ALEXANDER OFOSU
DONALD OLDEN
LEE OLIVER, JR.
ANTHONY OLIVERAS
ERIC OLSON
ARMANDO OLVERA
JOSE OLVERA
MARGARITO OLVERA-RUIZ
CARLOS ORDONEZ
JUAN ORELLANA
JUVENTINO ORNELAS, JR.
LETICIA ORONA
ADELSO OROZCO
EDDY OROZCO
ELMAN OROZCO
FREDY OROZCO
RODOLFO OROZCO
URIAS OROZCO
JUAN ORTEGA
MANUEL ORTEGA
ADAN ORTIZ
DAVID OSBORNE
ROBERT OTIS
GUILLERMO PACHECO
EDMUNDO PAIZ
JOE PALOMINO
STEPHEN PARGETER
JAMES PARRO
MARIO PASTOR
CORRY PATTERSON
RONNIE PATTON
VADEN PAULSEN
KIMBERLY PEEKS
WILLIAM PEGUES
CHRIS PENCZAK
VLADIMIR PENIAZ



CATALINO PERALTA
SERGIO PERALTA
CARLOS PEREZ
CESAR PEREZ
CLEIVER PEREZ
ELIAS PEREZ
GABRIEL PEREZ
MARIA PEREZ
SANDRA PEREZ
SERGIO PEREZ
SERGIO R PEREZ
BRIAN PERKINS
ERIC PERKINS
SANTIAGO PERU

DANIEL PEURIFOY
SENG PHANNAVONG
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203 Gum Springs Road
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